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                                                                  Exhibit 99(ii)

                     EDITED VERSION OF REMARKS DELIVERED BY
                   MR. WILLIAM A. OSBORN AT THE ANNUAL MEETING
                        OF STOCKHOLDERS OF NORTHERN TRUST
                         CORPORATION HELD APRIL 15, 2003

OVERVIEW

While the votes are being counted, I'd like to give you a brief report on Northern Trust's progress in 2002 and during the First Quarter of 2003, and talk about some of our plans for the future.

I'm sure all of you have seen Northern Trust's 2002 Annual Report where we reported net income of $447 million and a return on equity of 16.2%, both down from the prior year. Earlier today, we reported First Quarter 2003 earnings of $94.7 million, a decline of 26% from last year's First Quarter.

These results are disappointing because we continue to grow in terms of new clients and activity. However, the combined impact of a struggling economy, weak equity markets, and low interest rates have more than negated that growth. Later in this presentation, I'll review some of the steps we are undertaking to combat the prolonged effects of this challenging external environment.

But first let's review that external environment. You all know about 9/11, the war in Iraq and the uncertainty gripping nearly everyone. But, to put the environment in the U.S. in economic terms, just look at the decline in GDP over the last two years. And remember, we need at least a minimum of 3.5% growth in GDP to stabilize the unemployment rate and create jobs.

The depressed equity market environment of the past three years is also well documented. All too often, we've had to discuss with you, our investors, the direct impact of weak markets on our business and its revenue stream. Our revenue growth trajectory has clearly stalled as the markets have weakened.

Nevertheless, under the circumstances, our results have held up fairly well relative to the sharp decline in equity indices, as represented on this slide by the S&P 500. The S&P 500 was down 23% in 2002 and at March 31st, was down 26% versus a year ago. Fortunately, we continue to win new business and the mix of assets at Northern Trust is only about 36% equities so our trust fees have only moderately declined. A resumption of market growth - or even a flat equity market - would clearly benefit Northern Trust.

Finally, the unprecedented low interest rate environment is not positive for Northern Trust. Since we are not an issuer of credit cards or a consumer lending bank, we do not benefit from the wide spreads the more traditional retail banks enjoy when funding rates are low and consumer loan rates remain high. On the contrary, low interest rates

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negatively impact Northern Trust, both in our net interest income business, as well as in securities lending.

All of our competition in the asset management and custody businesses are facing the same issue and have similar results. So, what are we doing to address this situation? I will review our action plans in a minute but first want to talk about our positioning in the markets where we compete.

Our strategic mission remains consistent and very focused on two client-oriented businesses, Personal Financial Services and Corporate & Institutional Services, which are supported by our world-class investment organization Northern Trust Global Investments, and our leading edge Worldwide Operations & Technology unit. This strategy allows us to leverage our investment and technology capabilities across both client bases. We are major players in these businesses and like the long term potential for growth.

PERSONAL FINANCIAL SERVICES

Our Personal Financial Services business is very competitively positioned as the #1 personal trust bank in the United States. And our high-end Wealth Management Group, which targets and serves families with at least $100 million of investable assets, is the clear industry leader, currently serving 288 families in 49 states and nine countries.

The affluent market in the U.S. is projected by outside industry experts to grow 7-8% annually in the coming years, a very compelling growth rate that supports our singular focus on this attractive target market.

With our present 82 office network in 12 states, we have a one-of-a-kind distribution capability for personal trust and private banking. No other provider has this kind of reach in these attractive, affluent growth markets. From these locations, we are currently within a 30 minute drive of 30% of the nation's millionaire population. Our new offices in Atlanta and New York position us for future growth in these two new markets for Northern Trust. And, in spite of the steep market declines over the past two and a half years, we continue to win significant new business because of our focus, our professionals, our reputation for integrity, and our overall capabilities in private banking. Our stated objective is to have 100 offices by 2005.

CORPORATE & INSTITUTIONAL SERVICES

Now let's turn to our Corporate & Institutional Services business. As you can see from this slide, Northern Trust has superior market positioning in the C&IS business.

Just this month, Northern Trust was voted `Custodian of the Year' for the fourth year running by `Professional Pensions' - one of the UK's leading industry publications. And, earlier this year, we were named #1 North American Custodian in a study performed by

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R&M Consultants. This leading positioning, in both the U.S. and the UK, is indicative of our strength in serving the institutional global custody market.

Our outstanding competitive positioning has led to the achievement of excellent performance in all of our key institutional target market segments. We serve 24
- 30% of the major U.S. pension funds, foundations and endowments. And, in the UK we serve 18% of the top 200 pension funds and 25% of the local authority, public fund market. The International segment has been one of the fastest growing areas in C&IS and in our company. We are a market leader in global custody - serving clients in 37 countries.

We have achieved these strong market positions because of our client orientation, our technology, our wide range of products and services and our growing global presence. And again, as in PFS, we continue to win significant new business in our global custody activities.

NORTHERN TRUST GLOBAL INVESTMENTS

Our investment management organization, Northern Trust Global Investments, is one of the world's largest investment managers. Since 1996, NTGI has achieved a 15% compound annual growth rate in our managed asset base - five times that of the S&P 500.

At March 31st, we managed $365 billion in assets, including $51 billion in index assets from our January 2003 acquisition of the Deutsche Bank passive asset management business. As this pie chart indicates, at March 31st our equity assets under management totaled $131 billion, representing only about one-third of our total assets under management. The diversification of our managed assets has been critical to lessening the impact of the substantial equity market declines of recent years.

NTGI offers a broad range of investment capabilities and services. Expanding our product depth and breadth has been a major initiative over the past five years and we now have the full array of investment products to meet our clients' needs.

SUMMARY

To summarize, despite the challenging environment in which we have been operating during recent years, Northern Trust remains a leader in the highly focused segments of the financial services market that we target. We remain committed to those segments and will continue to both invest in these businesses and strive to operate in the most productive and efficient manner possible.

Throughout this cycle, we have continued to invest in our core businesses. This philosophy of investing for the future will continue. We are getting stronger, not weaker, during these turbulent times.

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..    Our leadership position in delivering technology solutions to both our personal and institutional clients has been solidified by an ongoing commitment to investing in technology.

..    Our industry-leading private client office network has been continually strengthened by upgrading and expanding existing offices to ensure that they are first rate and strategically located and by expanding into new, attractive, affluent markets such as Atlanta and Manhattan.

..    And, we have selectively utilized acquisitions to add product capabilities, scale, and geographic locations to supplement our organic growth model.

We constantly evaluate our way of doing business at Northern Trust and have had a special effort underway since last December to intensively review how we are structured and where we might be able to improve. This effort has led to a number of tactics, which we intend to implement in the coming months. For example, on Friday we announced the outsourcing of our mortgage processing back-office and earlier today we announced the sale of certain banking assets at our Higgins Road retail branch in northwest Chicago. We are also closing our Wacker Drive office in downtown Chicago later this year. There will be more to come in 2003 as we continue to look at ways to be more efficient in everything we do.

These actions allow us to invest in those core businesses where we have clear competitive advantages, where there exist attractive margins for ourselves and our shareholders, and where there is a clear ability for us to achieve growth.

STOCK PERFORMANCE

The performance of Northern Trust's common stock in 2002 was a disappointment, with a decline of 42%. However, when viewed over the longer term, our performance is quite different. The compound annual growth rate of Northern's stock for the 10-year period ending December 31st, 2002 was 13%, compared with 11% for the KBW50 Bank Index and 7% for the S&P 500.

We are clearly focused on improving earnings and our stock price.

CLOSING

To conclude, Northern Trust has a unique business profile.

..    We are highly focused on select businesses.

..    Our PFS and C&IS businesses are positioned in growing markets with high barriers to entry.

..    Our growth has been organic. We continue to focus on expanding relationships with our existing clients and winning business from new clients, while selectively making acquisitions that expand our capabilities or add to existing scale.

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..    The deep relationships that our people forge with our clients are a key competitive advantage for us.

..    A relationship focus combined with strong technology is the foundation of our success. We use technology to strengthen our client service, not replace it.

As I conclude, let me remind you that this presentation may have included forward-looking statements like those described in the projected slide.

Our 2002 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ from these statements, and you are urged to read them.

In closing, I would like to thank our employees for their hard work and dedication. They were truly at their best in 2002. They rose to the challenge of delivering exceptional service during a very challenging year.

I would also like to thank our clients for their confidence and trust in choosing Northern Trust.

I would like to thank our Board of Directors for their advice, counsel and support during this turbulent time.

We continue to be very optimistic about your company. Given the strong support of our clients, staff and directors, we look forward to the future with confidence.

Now, I would be happy to answer any questions that you might have.

                                   *  *  *  *

Mr. Osborn's above remarks may be deemed to include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, business prospects and positioning with respect to market and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, and the effect of any extraordinary events and various other matters (including changes in accounting standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, beliefs, and expectations, refer to estimates or use of similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2002 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them.